                            [GERDAU AMERISTEEL LOGO]


             GERDAU AMERISTEEL ANNOUNCES THIRD QUARTER 2004 RESULTS

TORONTO, ON, NOVEMBER 3, 2004 -- Gerdau Ameristeel Corporation (TSX: GNA.TO;
NYSE: GNA) today reported net income of $144.3 million, or $0.64 per share fully diluted, on net sales of $807.9 million for the quarter ended September 30, 2004, compared to a net loss of $10.1 million, or $(0.05) per share fully diluted, on net sales of $460.6 million for the quarter ended September 30, 2003. For the nine months ended September 30, 2004, Gerdau Ameristeel reported net income of $271.3 million, or $1.26 per share fully diluted, on net sales of $2.2 billion, compared to a net loss of $23.3 million, or $(0.12) per share fully diluted, on net sales of $1.3 billion for the nine months ended September 30, 2003.

EBITDA for the September quarter of 2004 was $168.5 million and $396.4 million for the nine months ended September 30, 2004, compared to EBITDA for the September quarter of last year of $15.1 million and $48.4 million for the nine months ended September 30, 2003.

During the third quarter, the company recorded the utilization of net operating losses related to the U.S. operations that resulted in a $45 million reduction of tax expense. This provided a contribution to earnings of $0.20 and $0.21 per diluted share for the quarter and nine months ending September 30, 2004.


The net operating losses are related to the U.S. operations of the former Co-Steel entity. At the time of the Co-Steel acquisition, the tax assets were recorded at their estimated realization rate according to purchase accounting under U.S. GAAP. Due to the subsequent profitability of our U.S. operations, we are now able to utilize more of these losses. Utilization of these net operating losses will reduce cash tax payments by approximately $30 million in 2004 and $15 million over the next three years.



The following table summarizes Gerdau Ameristeel's results for the third quarter of 2004 compared to the results for the third quarter of 2003. All financial results are in U.S. dollars and are presented in accordance with United States generally accepted accounting principles (GAAP).


                                                                         FOR THE QUARTER ENDING
                                                           ------------------------------------------------
                                                              September 30,                September 30,
                                                                   2004                         2003
                                                            ------------------           ------------------
  Income Statement ($000's except EPS)
       Net sales                                                $ 807,883                     $ 460,635
       Operating income (loss)                                    124,009                        (3,442)
       Net income (loss)                                          144,286                       (10,128)
       EBITDA (note 1)                                            168,456                        15,055
       EPS - Basic                                              $    0.64                     $   (0.05)
       EPS - Diluted                                            $    0.64                     $   (0.05)


                                                                         FOR THE QUARTER ENDING
                                                           ------------------------------------------------
                                                            September 30, 2004           September 30, 2003
                                                            ------------------           ------------------

  Balance Sheet ($000's except share price)

       Working capital                                          $  514,562                     $308,209
       Total debt (note 2)                                         537,682                      662,902
       Book value                                                  920,883                      535,214
       Market capitalization                                     1,105,521                      441,743
       Total shares outstanding (000's) (note 3)                   225,157                      198,091
       Share price (US $ per share) (note 4)                    $     4.91                     $   2.23


Notes:  (1) EBITDA is earnings before interest, taxes, depreciation and amortization and includes cash distributions from joint ventures, but excludes earnings from joint ventures. EBITDA includes $31.6 million and $1.8 million of cash distributions from joint ventures for the three months ended September 30, 2004, and September 30, 2003, respectively.
        (2) Debt includes Convertible Debentures of $80.8 million and
            $73.0 million at September 30, 2004, and September 30, 2003, respectively.
        (3) On April 16, 2004, shares outstanding increased by 26,800,000 shares as the Company issued common shares to its majority shareholder, Gerdau S.A. Subsequent to September 30, 2004, the Company issued
            70 million common shares including 35 million that were issued to its majority shareholder, Gerdau S.A.
        (4) Share price is the closing price on the Toronto Stock Exchange on September 30, converted into U.S. dollars based on the prevailing exchange rate on that day.

Including joint ventures, the Company shipped 1.5 million tons of finished steel in the three months ended September 30, 2004, an increase of 5.7% over the third quarter of 2003. Average mill prices increased $246 per ton, or 79.6%, compared to the third quarter in 2003. Scrap raw material costs increased $97 per ton, or 84.8%, compared to the third quarter of 2003, partially offsetting the mill price increases. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $150 per ton, or 76.6%, compared to the third quarter last year. Mill manufacturing costs were $215 per ton in the third quarter of 2004 compared to $175 per ton in the third quarter of 2003 reflecting increased yield costs due to higher scrap prices, higher energy prices, higher production costs at the Canadian mills due to their scheduled annual maintenance shutdowns, and the stronger Canadian dollar. Fabricated steel prices increased $195 per ton compared to the third quarter of the prior year.

For the three months ended September 30, 2004, income from operations was $124.0 million and joint venture operating income was $55.1 million. Based on 1.5 million tons of finished steel shipped, the composite operating income was $120 per ton for the third quarter of 2004. For the three months ended September 30, 2003, loss from operations was $3.4 million and joint venture operating income was $0.4 million. Based on 1.4 million tons of finished steel shipped, the composite operating loss was $(2) per ton for the third quarter of 2003.

The following table summarizes Gerdau Ameristeel's results for the nine months ended September 30, 2004, compared to the results for the nine months ended September 30, 2003.


                                                                        FOR THE NINE MONTHS ENDING
                                                           ------------------------------------------------
                                                            September 30, 2004           September 30, 2003
                                                            ------------------           ------------------
  Income Statement ($000's except EPS)

       Net sales                                               $ 2,160,610                 $ 1,317,995
       Operating income (loss)                                     298,956                      (7,606)
       Net income (loss)                                           271,257                     (23,325)
       EBITDA (note 1)                                             396,414                      48,412
       EPS - Basic                                             $      1.26                 $     (0.12)
       EPS - Diluted                                           $      1.26                 $     (0.12)


  Balance Sheet ($000's except share price)

       Working capital                                         $   514,562                 $    338,247
       Total debt (note 2)                                         537,682                      687,962
       Book value                                                  920,883                      557,574
       Market capitalization                                     1,053,573                      441,743
       Total shares outstanding (000's) (note 3)                   214,577                      198,091
       Share price (US $ per share) (note 4)                   $      4.91                 $       2.23


Notes:
         (1) EBITDA is earnings before interest, taxes, depreciation and amortization and includes cash distributions from joint ventures, but excludes earnings from joint ventures. EBITDA includes $47.4 million and $3.6 million of cash distributions from joint ventures for the nine months ended September 30, 2004, and September 30, 2003, respectively.
         (2) Debt includes Convertible Debentures of $80.8 million and
             $73.0 million at September 30, 2004, and September 30, 2003, respectively.
         (3) On April 16, 2004, shares outstanding increased by 26,800,000 shares as the Company issued common shares to its majority shareholder, Gerdau S.A. Subsequent to September 30, 2004, the Company issued 70 million common shares including 35 million that were issued to its majority shareholder, Gerdau S.A.
         (4) Share price is the closing price on the Toronto Stock Exchange on September 30, converted into U.S. dollars based on the prevailing exchange rate on that day.


Including joint ventures, the Company shipped 4.5 million tons of finished steel for the nine months ended September 30, 2004, an increase of 7.5% over the prior year, reflecting strong North American demand for steel products. Average mill prices increased $185 per ton, or 61.8%, compared to the nine months ended September 30, 2003. Scrap raw material costs increased $63 per ton, or 55.4%, compared to the nine months ended September 30, 2003. Metal spread increased $122 per ton, or 65.8%, compared to the previous year. Mill manufacturing costs were $199 per ton for the nine months ended September 30, 2004, compared to $171 per ton for the same period in the prior year. Fabricated steel prices increased $135 per ton compared to the nine months ended September 30, 2003.

For the nine months ended September 30, 2004, income from operations was $299.0 million and joint venture operating income was $102.2 million. Based on 4.5 million tons of finished steel shipped, the composite operating income was $90 per ton for the third quarter of 2004. For the nine months ended September 30, 2003, loss from operations was $7.6 million and joint venture operating income was $6.2 million. Based on 4.2 million tons of finished steel shipped, the composite operating loss was $(0.30) per ton for the third quarter of 2003.

JOINT VENTURE RESULTS (50% SHARE OWNED BY GERDAU AMERISTEEL)

The following table summarizes the results of the Company's 50% investment in joint ventures, primarily Gallatin Steel, a flat rolled mill joint venture with Dofasco.

                                           FOR THE QUARTER ENDING                     FOR THE NINE MONTHS ENDING
                                     SEPTEMBER 30,        SEPTEMBER 30,           SEPTEMBER 30,        SEPTEMBER 30,
                                          2004                 2003                    2004                 2003
                                     -------------        ------------            -------------        -------------

Tons Shipped                            191,000              173,000                 570,000              539,000

Average Selling Price ($ per ton)           711                  282                     556                  283

Operating Income ($000)                  55,144                  373                 102,164                6,205

     Operating Income ($ per ton)        288.71                 2.16                  179.24                11.51

Net Income ($000)                        54,634                  400                 100,329                5,262

     Net Income ($ per ton)              286.04                 2.31                  176.02                 9.76

EBITDA ($000)                            57,566                2,852                  88,104                8,827

     EBITDA ($ per ton)                  301.39                16.49                  154.57                16.38


CEO COMMENTS

Phillip Casey, President and CEO of Gerdau Ameristeel, commented:

The results for the first nine months of 2004 set a record for Gerdau Ameristeel. This earnings performance is largely a result of favorable market dynamics and notable operating improvements from the Co-Steel assets acquired in October 2002. Throughout 2003 and the first nine months of 2004, the industry pursued steel price relief to restore reasonable margins in response to escalating raw material costs. Metal spreads have fully recovered as steel product prices and raw material costs are now more balanced. However, inflationary pressures are driving up the steel manufacturing cost structure for other commodity elements including energy, electrodes, and alloys.

The volatility of the industry, combined with the influence of globalization, make it challenging to predict the magnitude and duration of market cycles. Overall market demand remains strong; however, imports, especially on long steel products into the North American market, are starting to increase. For the future, the key unknown is the sustainability of the positive industry pricing trend in an uncertain political, economic, and globally competitive environment. During the September quarter, we also experienced some minor effects from the strengthening of the Canadian dollar and logistical disruptions from the recurrence of major storms in our primary markets.

Within the steel industry, the trend toward consolidation continues, and Gerdau Ameristeel is actively participating with the acquisition of the North Star Steel assets of Cargill, Incorporated. This strategic expansion represents a 30% capacity increase in our core business with favorable additions to our geographical coverage and product range. With the successful closing of that transaction earlier this week, substantial management resources and focus will be directed at the integration of these assets to realize the anticipated synergies from economies of scale, increased steel production capacity, and cost savings. In accordance with business combination requirements under U.S. GAAP, the assets of North Star, including inventory, will be re-valued to fair market value. Until this inventory is dispatched to our customers, this accounting process will temporarily delay the realization of incremental financial earnings from the acquisition.

NOTICE OF CONFERENCE CALL

Gerdau Ameristeel invites you to listen to a live broadcast of its third quarter conference call on Wednesday, November 3, 2004, at 2:00 pm EST. The call will be hosted by Phillip Casey, president and CEO, and Tom Landa, VP and CFO, and can be accessed via our Web site at www.gerdauameristeel.com. Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 minimills (including one 50%-owned minimill), 15 scrap recycling facilities and 36 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two-thirds of North America. The Company's products are generally sold to steel service centers, to fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining, and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the New York Stock Exchange under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com.

Beginning with first quarter 2004, Gerdau Ameristeel's financial results have been presented in accordance with United States GAAP. In fiscal year 2003, quarterly and annual financial results were presented in accordance with Canadian GAAP. The results for 2003 included in this press release have been presented under U.S. GAAP for comparative purposes.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company's performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income (loss) is shown below:

                                                                       FOR THE THREE MONTHS ENDED
                                                                ------------------------------------------
                                                                 September 30,            September 30,
                                                                      2004                    2003
                                                                -----------------       ------------------
       ($000s)
           Net income (loss)                                          $  144,286                $ (10,128)
           Income tax expense (benefit)                                    9,799                  (11,076)
           Interest and other expense on debt                             17,408                   16,853
           Depreciation and amortization                                  20,018                   17,985
           Earnings from joint ventures                                  (54,634)                    (400)
           Cash distribution from joint ventures                          31,579                    1,821
                                                                -----------------       ------------------
           EBITDA                                                     $  168,456                $  15,055
                                                                =================       ==================



                                                                        FOR THE NINE MONTHS ENDED
                                                                 September 30,            September 30,
                                                                      2004                    2003
                                                                -----------------        -----------------
       ($000s)
           Net income (loss)                                          $  271,257                $ (23,325)
           Income tax expense (benefit)                                   73,488                  (25,894)
           Interest and other expense on debt                             45,467                   42,776
           Depreciation and amortization                                  59,153                   56,715
           Earnings from joint ventures                                 (100,329)                  (5,262)
           Cash distribution from joint ventures                          47,378                    3,619
           Minority interest                                                   -                     (217)
                                                                -----------------       ------------------
           EBITDA                                                     $  396,414                $  48,412
                                                                =================       ==================



This news release contains certain "forward-looking" statements with respect to Gerdau Ameristeel's operations and future financial results. Actual results may vary from expected results due to numerous risks and uncertainties identified in filings made by the Company with securities regulatory authorities. Although the Company believes that its statements are based on reasonable assumptions there can be no assurance that future events will not affect their accuracy.


FOR MORE INFORMATION PLEASE CONTACT:

Phillip E. Casey                            Tom J. Landa
President and Chief Executive Officer       Vice President and Chief Financial Officer
Gerdau Ameristeel                           Gerdau Ameristeel
(813) 207-2225                              (813) 207-2300
pcasey@gerdauameristeel.com                 tlanda@gerdauameristeel.com

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

              THE INFORMATION IN THIS TABLE INCLUDES JOINT VENTURES


                                                                              FOR THE THREE MONTHS ENDING
                                                                SEPTEMBER 30, 2004                   SEPTEMBER 30, 2003
                                                         ---------------------------------    ---------------------------------
PRODUCTION (including joint ventures)                         TONS                                  TONS
                                                         ----------------                     -----------------
     Melt Shops                                             1,513,068                            1,376,257
     Rolling Mills                                          1,456,708                            1,318,962


FINISHED STEEL SHIPMENTS                                      TONS                %                 TONS               %
                                                         ----------------    -------------    -----------------   -------------
     Rebar                                                   340,590             22.9             383,853             27.2
     Merchant / Special Sections                             568,299             38.1             536,197             38.0
     Rod                                                     192,424             12.9             155,131             11.1
     Fabricated Steel                                        197,966             13.3             161,073             11.4
                                                           ---------             ----           ---------             ----
          Total Shipments before joint ventures            1,299,279             87.2           1,236,254             87.7

     Flat rolled (joint venture)                             190,807             12.8             173,398             12.3
                                                           ---------             ----           ---------            -----
                  Total Shipments                          1,490,086            100.0           1,409,652            100.0


SELLING PRICES                                                $/TON                                $/TON
                                                         ----------------                     -----------------
     Mill external shipments                                 555.97                                309.52
     Fabricated steel shipments                              634.89                                439.67

SCRAP CHARGED                                                211.18                                114.30

METAL SPREAD (SELLING PRICE LESS SCRAP)
     Mill external shipments                                 344.79                                195.22
     Fabricated steel shipments                              423.71                                325.37

Mill manufacturing cost                                      215.44                                175.16



                                                                                $/TON                                $/TON
                                                                               FINISHED                             FINISHED
                                                           $ THOUSAND           STEEL            $ THOUSAND          STEEL
                                                         ----------------    -------------    -----------------   -------------
EXCLUDING JOINT VENTURES

EBITDA                                                       168,456            129.65             15,055            12.18

OPERATING INCOME (LOSS)                                      124,009             95.44             (3,442)           (2.78)

INTEREST EXPENSE                                              17,408             13.40             16,853            13.63

CAPITAL EXPENDITURES                                          23,833                               14,851

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

             THE INFORMATION IN THIS TABLE INCLUDES JOINT VENTURES


                                                                      FOR THE NINE MONTHS ENDING
                                                       --------------------------------------------------------------
                                                            SEPTEMBER 30, 2004                 SEPTEMBER 30, 2003
                                                       ----------------------------       ---------------------------

PRODUCTION (including joint ventures)                    TONS                                TONS
                                                       ----------                         ---------
  Melt Shops                                           4,678,324                          4,148,400
  Rolling Mills                                        4,436,596                          3,895,860

FINISHED STEEL SHIPMENTS                                 TONS                 %              TONS              %
                                                       ---------            ------        ---------         -------
  Rebar                                                1,038,810             23.2         1,176,507           28.3
  Merchant / Special Sections                          1,712,620             38.3         1,519,777           36.5
  Rod                                                    589,694             13.2           447,729           10.8
  Fabricated Steel                                       563,788             12.6           479,001           11.5
                                                       ---------            ------        ---------         -------
    Total Shipments before joint ventures              3,904,912             87.3         3,623,014           87.1

  Flat rolled (joint venture)                            570,373             12.7           538,613           12.9
                                                       ---------            ------        ---------         -------
    Total                                              4,475,285            100.0         4,161,627          100.0

SELLING PRICES                                           $/TON                              $/TON
                                                       ---------                           --------
  Mill external shipments                                 485.22                             299.82
  Fabricated steel shipments                              569.37                             434.85

SCRAP CHARGED                                             177.89                             114.44

METAL SPREAD (SELLING PRICE LESS SCRAP)
  Mill external shipments                                 307.33                             185.38
  Fabricated steel shipments                              391.48                             320.41

Mill manufacturing cost                                   199.04                             171.11





                                                                            $/TON                              $/TON
                                                                           FINISHED                           FINISHED
                                                        $ THOUSAND          STEEL            $ THOUSAND        STEEL
                                                        ----------         --------          ----------       --------
EXCLUDING JOINT VENTURES
------------------------

EBITDA                                                   396,414           101.52              48,412          13.36

OPERATING INCOME (LOSS)                                  298,956            76.56              (7,606)         (2.10)

INTEREST EXPENSE                                          45,467            11.64              42,776          11.81

CAPITAL EXPENDITURES                                      50,262                               36,631



GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)


                                                                               SEPTEMBER 30,         DECEMBER 31,
                                                                                   2004                 2003
                                                                               ------------          ------------
ASSETS
   CURRENT ASSETS
     Cash and cash equivalents                                                  $    88,981          $    9,950
     Accounts receivable, net                                                       333,500             205,226
     Inventories                                                                    526,756             352,842
     Deferred tax assets                                                             13,269              13,269
     Other current assets                                                            19,636              20,701
                                                                                ------------         ----------
        TOTAL CURRENT ASSETS                                                        982,142             601,988

   INVESTMENTS                                                                      185,789             132,314
   PROPERTY, PLANT AND EQUIPMENT                                                    801,145             795,063
   GOODWILL                                                                         117,968             116,564
   DEFERRED FINANCING COSTS                                                          14,284              16,063
   DEFERRED TAX ASSETS                                                                8,726              15,045
   OTHER ASSETS                                                                         796                  72
                                                                                ------------           --------
TOTAL ASSETS                                                                    $ 2,110,850          $1,677,109
                                                                                ===========          ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES
      Accounts payable                                                          $   286,328          $  208,664
      Accrued salaries, wages and employee benefits                                  41,011              29,732
      Accrued interest                                                               12,441              23,730
      Other current liabilities                                                      92,210              34,357
      Bank indebtedness                                                               2,541               1,524
      Current portion of long-term borrowings                                        26,049               1,250
                                                                                ------------         ----------
        TOTAL CURRENT LIABILITIES                                                   460,580             299,257

   LONG-TERM BORROWINGS, LESS CURRENT PORTION                                       428,263             562,703
   CONVERTIBLE DEBENTURES                                                            80,829              78,302
   ACCRUED BENEFIT OBLIGATIONS                                                       88,881              92,996
   OTHER LIABILITIES                                                                 52,588              45,172
   DEFERRED TAX LIABILITIES                                                          78,826              65,072
                                                                                ------------         ----------
TOTAL LIABILITIES                                                                 1,189,967           1,143,502
                                                                                ------------         ----------
   SHAREHOLDERS' EQUITY
      Capital stock                                                                 645,849             547,601
      Retained earnings (accumulated deficit)                                       245,441             (25,816)
      Accumulated other comprehensive income                                         29,593              11,822
                                                                                ------------           --------
TOTAL SHAREHOLDERS' EQUITY                                                          920,883             533,607
                                                                                ------------           --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      $ 2,110,850          $1,677,109
                                                                                ===========          ==========


GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in thousands, except earnings per share data)
(Unaudited)

                                                                             THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                         --------------------------    ---------------------------
                                                                         SEPTEMBER 30,  SEPTEMBER 30,  SEPTEMBER 30,  SEPTEMBER 30,
                                                                            2004           2003           2004           2003
                                                                         -----------    -----------    -----------    -----------
NET SALES                                                                $   807,883    $   460,635    $ 2,160,610    $ 1,317,995
OPERATING EXPENSES
     Cost of sales                                                           638,441        426,663      1,735,986      1,217,942
     Selling and administrative                                               26,725         19,895         70,544         55,167
     Depreciation                                                             19,390         17,433         57,277         52,585
     Other operating (income) expense                                           (682)            86         (2,153)           (93)
                                                                         -----------    -----------    -----------    -----------
                                                                             683,874        464,077      1,861,654      1,325,601
                                                                         -----------    -----------    -----------    -----------
INCOME (LOSS) FROM OPERATIONS                                                124,009         (3,442)       298,956         (7,606)
EARNINGS FROM JOINT VENTURES                                                  54,634            400        100,329          5,262
                                                                         -----------    -----------    -----------    -----------
                                                                             178,643         (3,042)       399,285         (2,344)
INCOME (LOSS)  BEFORE OTHER EXPENSES AND
       INCOME TAXES
OTHER EXPENSES
     Interest, net                                                            17,408         16,853         45,467         42,776
     Foreign exchange loss                                                     6,522            757          7,197            186
     Amortization of deferred financing costs                                    628            552          1,876          4,130
                                                                         -----------    -----------    -----------    -----------
                                                                              24,558         18,162         54,540         47,092
                                                                         -----------    -----------    -----------    -----------
INCOME (LOSS) BEFORE INCOME TAXES                                            154,085        (21,204)       344,745        (49,436)
INCOME TAX EXPENSE (BENEFIT)                                                   9,799        (11,076)        73,488        (25,894)
                                                                         -----------    -----------    -----------    -----------
                                                                             144,286        (10,128)       271,257        (23,542)
INCOME (LOSS) BEFORE MINORITY INTEREST
MINORITY INTEREST                                                                 --             --             --            217
                                                                         -----------    -----------    -----------    -----------
NET INCOME (LOSS)                                                        $   144,286    $   (10,128)   $   271,257    $   (23,325)
                                                                         ===========    ===========    ===========    ===========
EARNINGS (LOSS) PER COMMON SHARE - BASIC                                 $      0.64    $     (0.05)   $      1.26    $     (0.12)
EARNINGS (LOSS) PER COMMON SHARE - DILUTED                               $      0.64    $     (0.05)   $      1.26    $     (0.12)

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)


                                                                                            NINE MONTHS ENDED
                                                                                        -----------------------------
                                                                                        SEPTEMBER 30,   SEPTEMBER 30,
                                                                                           2004            2003
                                                                                        -------------   -------------
OPERATING ACTIVITIES
Net income (loss)                                                                        $ 271,257       $ (23,325)
Adjustment to reconcile net income (loss) to net cash provided by (used
in) operating activities:
      Depreciation                                                                          57,277          52,585
      Amortization                                                                           1,876           4,130
      Deferred income taxes                                                                 18,728         (20,697)
      (Gain) on disposition of property, plant and equipment                                  --              (330)
      Foreign exchange on related party loans                                                 --             7,241
      (Income) from joint ventures                                                        (100,329)         (5,262)
      Distributions from joint ventures                                                     47,378           3,619

Changes in operating assets and liabilities, net of acquisitions:

      Accounts receivable                                                                 (122,791)        (57,471)
      Inventories                                                                         (164,153)         (3,656)
      Other assets                                                                          (1,785)        (11,000)
      Liabilities                                                                          140,311          47,687
                                                                                         ---------       ---------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                        147,769          (6,479)

INVESTING ACTIVITIES
      Additions to property, plant and equipment                                           (50,262)        (36,631)
      Acquisitions                                                                         (11,127)           --
      Proceeds from dispositions of property, plant, and equipment                            --                77
                                                                                         ---------       ---------
NET CASH USED IN INVESTING ACTIVITIES                                                      (61,389)        (36,554)

FINANCING ACTIVITIES
      Proceeds from issuance of new debt                                                    25,000         542,357
      Revolving credit (payments)                                                         (130,720)       (478,454)
      Additions to deferred financing costs                                                   --           (15,034)
      Changes in minority interest                                                            --              (218)
      Proceeds from issuance of employee stock purchases                                       477            --
      Proceeds from the issuance of common stock                                            97,889            --
                                                                                         ---------       ---------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                                         (7,354)         48,651
                                                                                         ---------       ---------
Effect of exchange rate changes on cash and cash equivalents                                     5            (520)
                                                                                         ---------       ---------
INCREASE IN CASH AND CASH EQUIVALENTS                                                       79,031           5,098
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                             9,950          12,542
                                                                                         ---------       ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                               $  88,981       $  17,640
                                                                                         =========       =========



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